Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1012	Spokane, WA 99201
Office: (509) 232-7674	Fax: (509) 455-8483

November 5, 2008

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Karl Hiller
Branch Chief

Re:	Daybreak Oil and Gas, Inc.
Form 10-KSB/A for Fiscal Year Ended February 29, 2008
Filed July 14, 2008
Form 10-Q for Fiscal Quarter Ended August 31, 2008
Filed October 15, 2008
Response letter dated September 26, 2008
File No. 000-50107

Dear Mr. Hiller:

We have reviewed the Staff’s comments concerning the Form 10-KSB/A for Fiscal Year Ended February 29, 2008; Form 10-Q for Fiscal Quarter Ended August 31, 2008; and our Response letter to the SEC dated September 26, 2008, filings by Daybreak Oil and Gas, Inc. (“Daybreak”).  Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Note 2 - Summary of Significant Accounting Policies, page 73

Concentration of Credit Risk, page 76

1.
We note your response to prior comment 3, proposing to disclose additional information about your major customers. The guidance of paragraph 39 of SFAS 131 requires you disclose revenues from each major customer; however, you propose to disclose revenues from each of your major projects. Given your statement that each of your four producing projects has one customer, we presume your proposed presentation complies with the guidance of

SFAF 131.  Please confirm our presumption is correct as well as confirm you intend to provide similar disclosure of your major customers for the year ended February 27, 2007.

Response:

We confirm that our disclosure will comply with the guidance of SFAS 131 and that we will modify the disclosure to include the major customer names. Additionally, our disclosure will present similar information for the fiscal year ended February 28, 2007.

Note 10 - Stockholders' Equity, page 88

2.
We note your response to prior comment 6, stating that you relied upon the guidance of SAB Topic 5: A to account for the "goodwill warrants" as you believe these warrants represent incremental costs related to certain private placement offerings. The guidance in this SAB does not appear applicable given the significant lapse in time between the completion of the private placement offerings which occurred in 2006 and the subsequent issuance of these warrants in 2008. We would expect incremental costs that are directly attributable to an offering to be incurred prior to the completion of the offering or at the very latest, upon completion of the offering.

We note the goodwill warrants were issued to the participants of the private placements in exchange for their waiver of their rights under the registration rights agreement. Please provide further detail of the rights the participants are waiving in exchange for the warrants. We presume you have filed the registration rights agreement as an exhibit. Please tell us location of this exhibit and identify within the agreement, the sections which outline the rights of the participants.

In addition, please explain to us why you do not consider the issuance of the warrants a transfer of consideration under the registration rights agreement. Refer to FSP EITF 00-19-2 for further guidance.

Response:

Daybreak completed two private placement offerings in 2006, one in May (the “May 2006 Offering”) and one in July (the “July 2006 Offering”).  Daybreak entered into a registration rights agreement with the investors in each of the private placement offerings.  The registration rights agreement for the May 2006 Offering was filed as Exhibit 10.iv to the SB-2 Registration Statement filed on July 18, 2006.  The registration rights agreement for the July 2006 Offering was filed as Exhibit 10.24 to the 10-KSB Annual Report for the year ended February 28, 2007 filed on September 21, 2007.

Pursuant to Section 2(d) of the May 2006 Offering registration rights agreement, Daybreak agreed that, if it did not file a registration statement with respect to the shares being offered on or prior to the 60th day following the closing date of the May 2006 Offering, it would issue additional warrants on the terms set forth therein.

Daybreak filed a registration statement on Form SB-2 with respect to these shares on July 18, 2006, so no obligation to issue any additional warrants arose.  However, this registration statement was never declared effective and Daybreak filed a registration withdrawal request on December 5, 2007.

Pursuant to Section 2(d) of the July 2006 Offering registration rights agreement, Daybreak agreed that, if it did not file a registration statement with respect to the shares being offered on or prior to the later of (a) the 60th day following the closing date of the July 2006 Offering and (b) the 30th day after the effective date of the registration statement filed with respect to the May 2006 Offering, it would issue additional warrants on the terms set forth therein.  Daybreak never filed a registration statement on Form SB-2 with respect to these shares, but since the registration statement filed with respect to the May 2006 Offering was never declared effective and was instead withdrawn, the Company took the view that it had no obligation to issue any additional warrants with respect to the July 2006 Offering.

Although not required, in the Company’s view, under either registration rights agreement, since the registration statement for the May 2006 Offering was withdrawn and a registration statement for the July 2006 Offering was never filed; in February 2008, the Company offered to issue each investor from the private placement offerings one additional warrant for each Unit that such investor purchased in either offering (the “Goodwill Warrants”). The primary purpose of the goodwill warrant was to act as a goodwill gesture to the private placement participants. However, the Company did have the participants waive their rights to have the shares underlying the private placement warrants registered under the Securities Act of 1933. The Company believes there was no contingent liability associated with either private placement requiring the issuance of the goodwill warrants.

The Company does not consider the Goodwill Warrants to be a transfer of consideration under either registration rights agreement.  Rather, the Goodwill Warrants that Daybreak issued to participants of the May 2006 and July 2006 private placement offerings are considered to be incremental costs of the respective private placements.  The fair value of the warrants is both an increase to additional paid in capital and a decrease to additional paid in capital with a net impact of zero.

The Company has considered the requirements of FSP EITF 00-19-2 with respect to the registration rights agreements and the issuance of the Goodwill Warrants.  As set forth above, it is the Company’s view that it had no obligation to issue “additional warrants” pursuant to Section 2(d) of either registration rights agreement, and the Goodwill Warrants were not intended to constitute such additional warrants.  The terms of the Goodwill Warrants were also different than the terms of any additional warrants that would have been issued pursuant to either registration rights agreement.  Therefore, it is our view that the Goodwill Warrants did not constitute a transfer of consideration under the registration rights agreement and do not have the characteristics of “registration payment arrangements” as set forth in Paragraph 4 of FSP EITF 00-19-2.

Supplementary Information for Oil and Gas Producing Activities, page 96

3.
We note in your response to prior comment 7 you state the sale of the proved reserves portion of the Tuscaloosa property was reflected in the line item, "Sales of minerals in place" in the Proved Reserves Table and the Standardized Measure of Oil and Gas. Please tell us whether you included all proved reserves of the Tuscaloosa property in this line item. In this regard, we note your disclosure on page 82 indicating capitalized costs related to proved reserves were reported as a component of your account balance, Assets Held for Sale as of February 29, 2008. Please note reserves related to discontinued operations should not be removed from these SFAS 69 disclosures until the sale of the proved reserves is complete.

Response:

For the fiscal year ended February 29, 2008, 25% of the Tuscaloosa property had been sold through the closing of the first of three traunches. The line item “Sales of minerals in place” in the Proved Reserves Table of the Standardized Measure of Oil and Gas included recognition of the 25% sale of the assets in Tuscaloosa. The account “Assets Held for Sale” reflected the remaining 75% of the Tuscaloosa assets. While the Company believed the full sale of the Tuscaloosa assets would be completed in the future; only the finalized 25% portion of assets sold at February 29, 2008 were removed from the SFAS 69 disclosure since this portion of the sale was considered to be completed.

Form 10-Q for the Interim Period Ended August 31, 2008

Financial Statements, page 3

Note 5 - Discontinued Operations and Assets Held for Sale, page 12

4.
We note you present certain pro forma information related to the disposition of the Tuscaloosa project. This disclosure does not appear to be meaningful, and is not called for under the guidance of SFAS 144 particularly given that you have already removed the effects of the component in presenting discontinued operations.

Response:

In our future filings we will remove the pro forma information related to the disposition of the Tuscaloosa project to avoid any confusion.

Controls and Procedures, page 31

5.
We note your certifying officers have concluded that your disclosure controls and procedures are effective as of August 31, 2008 to ensure timely reporting with the Securities and Exchange Commission. This appears to reflect a limitation on your conclusions. Please revise to clarify whether your disclosure controls and procedures were effective or not effective, without qualifications (i.e. not associating that conclusion with a particular aspect of design). Please contact us by telephone if you have questions regarding this comment.

Response:

In future filings, the Company will revise our disclosure controls and procedures certification statement to eliminate any confusion as to a limitation on our conclusions. We will simply certify as to whether the controls were effective or not effective as of the evaluation date without any limitation on the conclusion.

We believe the foregoing is responsive to your comments.  If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND
James F. Westmoreland
President and Chief Executive Officer